JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

May 24, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295– Post-Effective Amendment No. 484

Dear Ms. White:

This letter is in response to the comment you provided on the correspondence filed by JPMorgan Trust I on May 23, 2017 with respect to the Registration Statement for Class R3 and Class R4 shares of the JPMorgan SmartRetirement Blend Funds listed on Exhibit A (the “SmartRetirement Blend Funds” or the “Funds”). Our response to your comment is set forth below.

Comment: The prospectus provides that when the strategic target allocations of a Fund are substantially the same as those of the JPMorgan SmartRetirement Blend Income Fund, the Fund may be merged into the JPMorgan SmartRetirement Blend Income Fund at the discretion of the Fund’s Board of Trustees. Please supplementally explain why the Funds are not required to obtain shareholder approval for such mergers.

Response: Each Fund is a series of JPMorgan Trust I, a Delaware statutory trust. The Delaware Statutory Trust Act (the “Act”) allows for a Delaware statutory trust to merge with another entity without obtaining shareholder approval. Specifically, Section 3815(a) of the Act provides that “[u]nless otherwise provided in the governing instrument of a statutory trust, a merger or consolidation shall be approved by each statutory trust which is to merge or consolidate by all of the trustees and the beneficial owners of such statutory trust.” Furthermore, Section 3806(b)(3) of the Act provides that a fund’s governing instrument “may provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation … in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners.” [emphasis added]

In accordance with the Act, Article VIII, Section 4(a)(ii) of the Trust’s Declaration of Trust states that:

[n]otwithstanding anything else herein, the Trustees may, without Shareholder approval, unless such approval is required by applicable law: … cause any one or more Series (or Classes) of the Trust to merge or consolidate with or into any one or more other Series (or Classes) of the Trust, one or more trusts (or series or classes thereof to the extent permitted by law), partnerships, associations, corporations.

As noted above, the Act does not require shareholder approval of mergers, but rather allows for a fund’s governing instrument to decide whether shareholder approval is required. Each Fund is a “Series” of JPMorgan Trust I and, as such, in accordance with the Funds’ Declaration of Trust, is not required to obtain shareholder approval for such mergers.

We hope that the Staff finds this letter responsive to the Staff’s comment. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

EXHIBIT A

JPMorgan SmartRetirement Blend Income Fund

JPMorgan SmartRetirement Blend 2020 Fund

JPMorgan SmartRetirement Blend 2025 Fund

JPMorgan SmartRetirement Blend 2030 Fund

JPMorgan SmartRetirement Blend 2035 Fund

JPMorgan SmartRetirement Blend 2040 Fund

JPMorgan SmartRetirement Blend 2045 Fund

JPMorgan SmartRetirement Blend 2050 Fund

JPMorgan SmartRetirement Blend 2055 Fund

JPMorgan SmartRetirement Blend 2060 Fund

3